Exhibit 99.1

1,300 E-JEEPNEY ORDER COMMITMENTS IN THE PHILIPPINES FOR TEMBO FRANCISCO MOTORS JOINT VENTURE

Orders pursuant to Tembo’s previously announced joint venture with Francisco Motors

Established in 1947, Francisco Motor Corporation is the original pioneering jeepney manufacturer

Total addressable market to electrify 200,000 existing jeepneys estimated to be worth US$10bn+

LONDON, January 17, 2024 (GLOBE NEWSWIRE) -- Tembo E-LV B.V. (“Tembo”), a subsidiary of the NASDAQ listed B Corp, VivoPower International PLC (Nasdaq: VVPR, “VivoPower”), announced today that, pursuant to its definitive joint venture agreement with Francisco Motor Corporation (“Francisco Motors”), it has been advised by Francisco Motors of a total of 1,300 order commitments received from several leading jeepney co-operatives in the Philippines, including Laguna, First Isabela, Progressive and Cazanova.

Elmer Francisco, Chairman of Francisco Motors, said: “We are excited to have procured 1,300 order commitments worth an estimated US$30 million from leading jeepney co-operatives that have paid or committed to paying non refundable deposits to secure their slots for the assembly of e-jeepneys that we are building with the support of our partner, Tembo. Our shared purpose of wanting to revive the Philippines jeepney industry in an environmentally friendly and sustainable manner, improve livelihoods and create jobs for local Filipinos is a fundamental driver of what we see as an enduring long term relationship between our customers, E-Francisco Motors as well as Tembo.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners -globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

About Francisco Motors

Founded in 1947, Francisco Motors is the pioneering creator and manufacturer of the jeepney in the Philippines. Headquartered in Manila in the Philippines, Francisco Motors is leading the transition from manufacturing traditional diesel-powered jeepneys to modern electric jeepneys to help the Philippines in transitioning to cleaner modes of public transportation.

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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